UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date December 31, 2008	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Announcement
Closure of the register of members of the H shares of the Company

Reference is made to the announcements published by China Eastern Airlines Corporation Limited (the “Company”) on: (1) 16 December 2008 in relation to the date of the extraordinary shareholders’ meeting of the Company for its shareholders to approve, inter alia, the proposed resignation and appointment of the directors of the Company (the “First EGM”); and on (2) 29 December 2008 in relation to the proposed subscriptions of new A shares and new H shares of the Company by 中國東方航空集團公司 (China Eastern Air Holding Company) and 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited) respectively (the “Subscriptions”).

The Company hereby announces the extraordinary shareholders’ meeting and respective class meetings of the Company for its shareholders to approve, inter alia, the Subscriptions (the “Second EGM”) will tentatively be held on Thursday, 26 February 2009 and accordingly, the register of H shares of the Company (“H Shares”) will be closed from Monday, 26 January 2009 to Thursday, 26 February 2009 (both days inclusive).

However, since the register of members of the H Shares will be closed from Saturday, 3 January 2009 to Tuesday, 3 February 2009 (both days inclusive) in connection with the First EGM, holders of the H Shares intending to attend the Second EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H Share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 2 January 2009, as during the period from Saturday, 3 January 2009 to Thursday, 26 February 2009 (both days inclusive), no transfer of H Shares will be effected.

A circular containing further details of the Subscriptions as well as other related matters, together with notices of the various shareholders’ meetings, will be issued by the Company and despatched to its shareholders in due course.

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Li Jun	(Vice Chairman, acting on behalf of the Chairman, Non-executive Director)
Li Fenghua	(Non-executive Director)
Cao Jianxiong	(Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
31 December 2008